EXHIBIT 1

              RELEASE AND CONSULTING AGREEMENT


    (Purus, Inc., Russell K. Burbank, Peter Friedli, and
        The Purus Stockholders Protective Committee)

This agreement (hereinafter "Agreement") is made effective November 19, 1996, by and between Russell K. Burbank, an individual (hereinafter "Burbank"), on the one part, and jointly and severally Purus, Inc., a Delaware corporation (hereinafter "Purus"); Peter Friedli, a citizen of Switzerland (hereinafter "Friedli"); and The Purus Stockholders Protective Committee, a committee formed by members of a group of dissident stockholders (hereinafter "the Committee"), on the other part. This Agreement is made and is to be performed in the City and County of San Francisco, California, United States of America, and is based upon the following representations of the parties:

a. Russell K. Burbank warrants and represents that he has the capacity and authority to enter into this Agreement for himself individually, and in any other capacity.

b. The signatories of this Agreement for the party Purus, Inc. warrant and represent that they have the necessary capacity and authority to enter into this Agreement for Purus and to bind Purus to perform the obligations of this Agreement to be performed by it, to make all waivers and releases, and to do or refrain from doing all things necessary to completely and fully effect this Agreement.

c. Peter Friedli warrants and represents that he has the capacity and authority to enter into this Agreement for himself individually, and in any other capacity.

d. The signatories of this Agreement for the party The Purus Stockholders Protective Committee warrant and represent that they have the necessary capacity and authority to enter into this Agreement for the Committee and to bind the Committee to perform the obligations of this Agreement to be performed by it, to make all waivers and releases, and to do or refrain from doing all things necessary to completely and fully effect this Agreement.

e. On November 11, 1996, the Committee initiated a "proxy fight" for the purpose of replacing a majority of the Board of Directors of Purus in order to resolve a dispute concerning the Company's future plans and direction.

f. On November 15, 1996, at a Special Meeting of the Board of Directors of Purus, the Directors discussed the benefits that would accrue to the Company if an agreement could be reached between the parties to end the proxy fight.

g. On November 18, 1996, Russell K. Burbank received a proposal from Peter Friedli with terms that Friedli believed would satisfy the Committee and the dissident group of stockholders that he represents and cause the Committee to discontinue the "proxy fight". Friedli's proposal included the resignation of Burbank as an employee and director of the Company, a follow-on consulting agreement with Burbank, and provisions connected with Burbank's severance compensation.

h. On November 18, 1996, Burbank discussed the Friedli proposal with the Board and was told, without a formal resolution of the Board, that if he could negotiate an agreement satisfactory to him and Friedli, then he should present such agreement to the Board for its consideration.

i. Russell Burbank warrants that according to his signed time sheets and Purus records, on November 19, 1996, he had accrued 235 hours of earned vacation, notwithstanding that paragraph 1.01 of this Agreement limits the accrued vacation to which he is entitled to 120 hours.

j. Russell Burbank warrants that his expense reports to the date of the execution of this Agreement are properly documented and cover only (i) out of pocket business expenses incurred by Burbank solely for the benefit of Purus, and (ii) out of pocket dental, medical and vision expenses in accordance with a resolution adopted by the Board of Directors at its Regular Meeting of May 23, 1996.

k. Each of the parties has been represented by independent legal counsel of his or its choice concerning the negotiation and drafting of this Agreement. Each of the parties has had the legal significance of this Agreement explained to him or it by such independent legal counsel prior to executing this Agreement, and each party to this Agreement is freely, voluntarily and knowingly entering into this Agreement.

NOW THEREFORE, in consideration of the mutual terms, covenants and conditions set forth in this Agreement, the parties each contract, covenant and agree as follows:

1.   Consideration by Purus:

     1.01 Lump-Sum Payment: Upon the execution of this Agreement, Purus will pay to Russell K. Burbank, by check, the sum of $US 250,000.00, plus any accrued salary or vacation pay to which he is entitled (such vacation pay not to exceed 120 hours) up to and including the date of the execution of this Agreement.

     1.02 Installment Payments: Upon the execution of this Agreement, Purus will deposit into an irrevocable escrow account of Burbank's choice the sum of $US 100,000.00, with instructions that such amount be paid to Burbank in four equal monthly installments, with the first installment to be paid on December 19, 1996, and the three remaining installments to be paid on January 19, 1997, February 19, 1997 and March 19, 1997. (Ref.:
          Appendix A "Escrow Instructions.")

     1.03 Postponement of Annual Meeting: Immediately following the execution of this Agreement, Purus will reschedule its Annual Meeting to a date no later than February 1997.

     1.04 Purchase of 22,000 shares of Purus Common Stock from Burbank: If, for any reason or no reason, within ten (10) days following the execution of this Agreement, Friedli cannot arrange and execute the purchase of 22,000 shares of Purus common stock from Burbank for exactly $88,000.00, based on the closing price of Purus common stock on November 13, 1996, the last day it traded in the week ending November 15, 1996, then within five
          (5) days thereafter, Purus will purchase such shares from Burbank for the same price (see paragraph 4.01, herein).

2.   Consideration by Burbank:

     2.01 Resignation as Officer and Director: Upon the execution of this Agreement, Burbank will resign as President, Chief Executive Officer and Chairman of the Board of Directors and as a director of Purus.

     2.02 Termination of Burbank Severance Agreements: Upon the fourth and final installment payment by Purus of the Installment Payments described in Section
          1.02 above, each of Burbank and Purus stipulate and agree that the Burbank Severance Agreements, included herein as "Appendix B" shall terminate. However, if for any reason, Burbank does not irrevocably receive all of the moneys provided for in Section 1 herein, his rights under the agreements included in Appendix B shall not be released or extinguished.

     2.03 Agreement to be party to a Consulting Agreement:
          As further consideration, Burbank agrees to accept retention as an independent contractor to Purus pursuant to the provisions of Section 5 of this Agreement entitled "Burbank Consulting Agreement."

3.   Consideration by the Committee:

     3.01 Termination of Proxy Fight: Immediately following the execution of this Agreement, the Committee will stop soliciting proxies in connection with Purus' 1996 Annual Meeting and will cancel its notice of and stop soliciting proxies for a Special Meeting.

4.   Consideration by Peter Friedli:

     4.01 Purchase of 22,000 shares of Purus Common Stock from Burbank: Within ten (10) days following the full execution of the Agreement, Peter Friedli will arrange and execute the purchase of 22,000 shares of Purus common stock from Burbank for exactly $88,000.00, based on the closing price of Purus common stock on November 13, 1996, the last day it traded in the week ending November 15, 1996. If, for any reason, or no reason, Friedli cannot arrange and execute the preceding purchase within the aforementioned ten (10) day period, then within five (5) days thereafter, Purus will purchase such shares from Burbank for the same price.

5. Burbank Consulting Agreement: Upon full execution of this Agreement, Purus and Burbank shall be a party to a consulting agreement as follows:

     5.01 Term; Cancellation or Extension: This Consulting Agreement shall be dated effective on the date of the full execution of this Agreement and shall become contractually binding upon the full payment of the moneys due Burbank and the escrow account, as provided under Section 1 herein, and shall terminate on March 19, 1997. This Consulting Agreement may be cancelled at any time during its term upon written notice to Burbank from Purus pursuant to the provisions of this Agreement concerning notices; however, termination of this Consulting Agreement shall have no effect on the considerations and obligations of the parties as described in Sections 1, 2 and 3 herein and Burbank shall be entitled to keep all moneys covered by Section 1 herein. This Agreement can be extended at any time by the mutual consent of both Burbank and Purus.

     5.02 Compensation of Burbank: For the term of this Consulting Agreement, Burbank shall work without compensation for sixty (60) hours per month. For services beyond sixty (60) hours per month, Burbank shall be compensated at the rate of $150.00 per hour. Burbank shall be reimbursed for out of pocket business expenses incurred by Burbank for the sole benefit of Purus. Burbank shall invoice Purus monthly for compensation and business expenses during the term of this Consulting Agreement, and Purus shall promptly pay all such invoices. Burbank shall provide documentation of the time he spends providing services and of the business expenses he incurs for the sole benefit of Purus. Burbank shall not bill Purus for more than sixty (60) hours per month for services or incur business expenses of more than $500.00 per month, without the prior approval of Purus.

     5.03 Consulting Agreement Services: Burbank shall provide consulting services to Purus' Board of Directors (herein "the Board") related to Purus' operations. These services shall include:

     (i) overseeing and directing, on behalf of the Board, the work activities of Purus' service employees and sub-contractors,

     (ii) representing Purus, on behalf of the Board, in warranty and service matters in connection with former customers of Purus whose PADRE installations are currently covered under warranty agreements and in connection with former customers who are contesting Purus' notice that their warranties have expired,

     (iii) assisting the Board with the preparation of public disclosure documents for Nasdaq and the SEC,

     (iv)      assisting Purus' lawyers in developing
               strategies, preparing documents, and
               providing declarations and depositions to defend against the pending Class Action lawsuit and toxic emissions lawsuit, and other lawsuits that may arise from Purus' obligations under purchase contracts with former customers,

     (v) presenting to the Board for its review and approval such things as invoices, purchase requisitions, contracts, and settlement agreements, along with appropriate justification, that are connected with the preceding activities, and

     (vi) other activities and assistance that the Board may request and that Burbank may agree to provide, provided however, that such other activities are not related to matters connected with corporate governance, stockholder relations, or new business development.

     5.04 Consulting Agreement Conditions: Burbank shall provide consulting services to Purus' Board subject to the following conditions:

          (a) Burbank acknowledges that all information and communications between Purus and Burbank concerning the subject matter of the Consulting Agreement are confidential and are trade and business practice secrets unless specifically otherwise classified by Purus in writing. Burbank agrees to keep all such information confidential and secret, and to maintain and require the maintenance of systems and procedures designed to preserve the secrecy and confidentiality of all communications and information provided by Purus to Burbank pursuant to this Consulting Agreement. Burbank shall not disclose any portion of any information provided to Burbank by Purus pursuant to this Consulting Agreement without the prior written consent of Purus, except to his accountants, attorneys and business consultants.

          (c) All work, results, reports, recommendations, conclusions, data and work product of whatever nature created by Burbank for Purus pursuant to this Consulting Agreement is work for hire, the exclusive property of Purus, secret and confidential, and subject to the confidentiality and secrecy requirements of subpart (a) above. Burbank shall hold all of the foregoing work and work product in trust for the exclusive benefit of Purus, and subject to the direction of Purus concerning its maintenance, dissemination, return and destruction. Burbank shall request Purus to authorize the release of any and all such information Burbank believes is necessary for optimal performance of the Consulting Agreement.

          (d) Burbank shall not subcontract to others for or assign the performance of any of the services to be performed by Burbank pursuant to this Consulting Agreement without the prior written consent of Purus.

          (e) Subject to the provisions of this Consulting Agreement, Burbank shall have complete control over the manner in which he provides services hereunder, and Burbank shall maintain his autonomy as an independent contractor separate from Purus with his own business office, over which Burbank shall continue to exercise complete and autonomous control during his performance of this Consulting Agreement. Burbank is retained by Purus as an independent contractor, and no employer-employee relationship, joint venture or any other business relationship other than involving an independent contractor relationship is created by this Consulting Agreement.

          (f) In the performance of all services to be performed by Burbank pursuant to this Consulting Agreement, Burbank shall comply with all applicable United States Laws and Regulations.

          (h) Burbank shall not hold himself out as or represent that he is an agent, employee or legal representative of Purus in any capacity or for any purpose whatsoever. Burbank shall have no power or authority to incur or create any obligations or liability of any kind for or on behalf of Purus.

6.   Mutual Release

     6.01 Upon the full payment of all moneys due Burbank under Section 1 herein, Burbank and each of Purus, the Committee, and Friedli, individually and collectively agree that such payment by Purus shall be payment in full of all moneys due from Purus to Burbank and a full and complete and accord and satisfaction of all obligations of Purus and its officers, directors, stockholders, employees, agents, successors and assigns to Burbank, individually, or in any other capacity.

     6.02 Upon the full payment of all moneys due Burbank under Section 1 herein, thereupon and not before, Burbank shall give a full and complete waiver of all claims, including, but not limited to, claims of wrongful discharge, breach of contract, breach of the covenant of good faith and fair dealing, violation of public policy, defamation, personal injury, emotional distress, claims under Title VII of the Civil Rights Act of 1964, as amended, the Fair Labor Standards Act, the California Fair Employment and Housing Act, the Equal Pay Act of 1963, California Labor Code Section 1197.5, the Age Discrimination in Employment Act of 1967, and any other state or federal laws and regulations relating to employment or employment discrimination. Burbank further understands that by this Release, he agrees not to assist, encourage, institute, or cause to be instituted the filing of any administrative charge or proceeding against Purus relating to employment or employment discrimination, excluding any claims he might have for unemployment insurance benefits, state disability compensation, and/or workers' compensation benefits.

     6.03 Nothing herein shall, however, waive any right or indemnification of Burbank pursuant to the obligation to indemnify as set forth in Purus
          ByLaws.

     6.04 Upon the full execution of this Agreement, Purus, the Committee, and Friedli, collectively and individually fully and forever release and discharge Burbank from any claims and damages and causes of action it may have against him and covenants not to sue or otherwise institute or cause to be instituted or in any way participate in legal or administrative proceedings against Burbank with respect to any matter arising out of or connected with Burbank's employment with Company or the termination of that employment, including any and all liabilities, claims, demands, contracts, debts, obligations and causes of action of every nature, kind and description, in law, equity, or otherwise, whether or not now known or ascertained, which heretofore do or may exist; provided, however, no claim is released on account of any act by Burbank which was a knowing and willful violation of law.

     6.05 The parties also agree, individually and collectively, that nothing contained in this Release shall constitute or be treated as an admission of liability or wrongdoing by Burbank, Purus, Friedli, or the Committee.

7.   Waiver of Provisions of California Civil Code Section
     1542:  Concerning the Section 5 Release of the
     Agreement, each of Burbank, Purus, Friedli and the Committee, hereby waive the provisions of California
     Civil Code Section 1542, which provides in pertinent part:

          "A general release does not extend to claims to which the creditor does not know or it suspects to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

8. Notices: All notices and invoices shall be in writing, and shall be sent to the parties at the following addresses:

     To Burbank:

          Russell K. Burbank
          224 Corte Madera Avenue
          Mill Valley, CA 94941
          Tel:  415-381-9229
          Fax:  415-381-9779

     To Purus:

          Purus, Inc.
          600 California Street, Suite 1300
          San Francisco, CA 94108
          Tel:  (415) 788-1903
          Fax:  (415) 788-2415

     To Friedli:

          Friedli Corporate Finance AG
          Freigutstrasse 5
          Zurich, Switzerland CH-8002
          Attn:  Peter Friedli
          Tel:  011-41-1-201-4919
          Fax:  011-41-1-201-7819

     To The Committee:

          Friedli Corporate Finance AG
          Freigutstrasse 5
          Zurich, Switzerland CH-8002
          Attn:  Peter Friedli
          Tel:  011-41-1-201-4919
          Fax:  011-41-1-201-7819

Written notices sent via premium mail service, such as DHL, FedEx, Overseas Express Mail, etc., shall be deemed received upon either confirmation of delivery by the premium mail carrier, or upon the first notification by the premium mail carrier of an attempt to deliver, whether successful or not. Notices sent via any other type of mail shall be deemed received only following actual receipt by the recipient. Notices transmitted via fax shall be deemed received immediately upon the actual confirmed receipt of the fax notice, if the notice is received in its entirety prior to 4:00 p.m. on a business day in the place of receipt.
Notices which are not received in their entirety prior to 4:00 p.m. on a business day in the place of receipt shall be deemed received at 9:00 a.m. on the next succeeding business day in the place of receipt.


8.   General Provisions:

     8.01 Binding Agreement: This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, subrogors, predecessors, assignors, successors and assigns of each of the parties. The representations of the parties in this Agreement are their warranties, and are each incorporated into this Agreement in full.

     8.02 Entire Agreement: This Agreement constitutes the entire agreement between the parties and supersedes all prior negotiations, communications, discussions and correspondence concerning the subject matter of this Agreement. This Agreement may only be modified by a writing executed by all of the parties this Agreement.

     8.03 Governing Law; Jurisdiction and Venue: This Agreement shall be governed by and construed in accordance with the laws of the State of California. Jurisdiction and Venue shall be proper in any California Court of competent jurisdiction. Service of process shall be in accordance with the California Code of Civil Procedure and California law concerning service of process. To the extent any provisions of any treaty or agreement which the United States and Switzerland are signatories contradicts the provisions of the California Code of Civil Procedure, the California Code of Civil Procedure shall prevail. If personal service can not be made upon any party to this Agreement, after the exercise of reasonable diligence, each party to this Agreement appoints the Secretary of State of the State of California as his, her, or its duly appointed agent for service of process.

     8.04 Validity of Agreement: If any portion or any provision of this Agreement shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining portion or provision of this Agreement, which shall remain valid and fully enforceable against the parties to this Agreement.

     8.05 Execution in Counterpart: This Agreement may be executed in multiple counterparts. Each iteration of this Agreement bearing, in the aggregate, the original signatures of all of the parties to this Agreement, whether or not all such signatures are contained on the same page, shall be deemed a duplicate original of this Agreement, and shall be enforceable as such. Transmission of a facsimile of this Agreement shall be deemed the promise of the transmitting party to promptly provide the other party or parties with the original of this Agreement bearing the original of his, her, or its signature upon demand of any party. The failure of any party to promptly deliver to a demanding party such original document bearing the original signature of the party to whom the demand is directed shall be conclusively deemed to be the stipulation and agreement of the party to whom the demand is directed that he, she or it executed this Agreement, and that the facsimile bearing the signature of the party to whom the demand is directed, or a true copy thereof, is an original signature of such party for all purposes, including enforcement of this Agreement in a court or other proceeding or action.

IN WITNESS WHEREOF: the parties hereto have each duly executed this Agreement as of the date first written above as if this Agreement were executed in the City and County of San Francisco, California.

Russell K. Burbank, Individually and In All Other
Capacities:



Russell K. Burbank
_______________________________
By:  Russell K. Burbank



Purus, Inc.:



Reinhard Siegrist
_______________________________
By:  Reinhard Siegrist
     Director



Peter Friedli, Individually and In All Other Capacities:


Peter Friedli
_______________________________
By:  Peter Friedli


The Purus Stockholders Protective Committee:


Peter Friedli
______________________________
By:  Peter Friedli

Hans Ochsner
______________________________
By:  Hans Ochsner

              RELEASE AND CONSULTING AGREEMENT

              Appendix A:  Escrow Instructions

Burr Pilger & Mayer, escrowee, agrees to hold the Installment Payments, in the amount of $100,000.00, due Russell K. Burbank under paragraph 1.02 of that certain RELEASE AND CONSULTING AGREEMENT, dated November 19, 1996 in an interest bearing money market account and to issue checks to Russell K. Burbank on the following dates and in the following amounts:

     Amount                   Payment Date

     $25,000.00               December 19, 1996
     $25,000.00               January 19, 1997
     $25,000.00               February 19, 1997
     Balance                  March 19, 1997

Agreed and Accepted by:



Russell K. Burbank                          11/19/96
________________________________________    ______________
Russell K. Burbank                           Date
Individually and in all other capacities



Burr Pilger & Mayer                         11/19/96
________________________________________    _______________
Burr Pilger & Mayer                          Date




Kristin Johns                 11/19/96
____________________________________________________
Kristin Johns (witness)

              RELEASE AND CONSULTING AGREEMENT

             Appendix B:  Employment Agreements


I.   Employment Letter, dated November 11, 1994

II.  Purus, Inc. Severance and Retention Plan and Summary
     Description, dated July 28, 1995

III. Purus, Inc. Severance and Retention Plan Amendment No.
     1, dated April 5, 1996